SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

23 July 2008

LLOYDS TSB GROUP plc
(Translation of registrant's name into English)

5th Floor
25 Gresham Street
London
EC2V 7HN
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X..Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82- ________

Index to Exhibits

Item

No. 1         Regulatory News Service Announcement, dated 23 July 2008
                   re: Director/PDMR Shareholding

Secretary's Department
25 Gresham Street
London
EC2V 7HN
Direct line: 020-7356 2108
Network: 7-400 2108
Switchboard: 020-7626 1500
Facsimile: 020-7356 1038
Network Fax: 7-400 1038
email:
mike.hatcher@lloydstsb.co.uk
The
London
 Stock Exchange

RNS
10 Paternoster Square
London
 EC4M 7LS

    23rd July, 2008

Dear Sirs

Lloyds TSB Group plc
Not
ification of transaction

by
 person
 disch
arging managerial responsibilities

O
n
21st July
, 200
8
,

45
 shares were acquired by Equiniti Corporat
e Nominees Limited AESOP1
account
at
338
.
37
5p
 per share for Mr
s
.

H.A. Weir
,
under the Lloyds TSB Group Shareplan
,
 as follows:

37
 "partnership shares"; and

8
 "matching shares"
.

Th
e
 notification relates to a transaction not
ified to Lloyds TSB Group plc
today

by the company's registrar, which handles administrative arrangements relating to the Lloyds TSB Group Shareplan, in accordance with paragraph 3.1.4 (1)(a) of the Financial Services Authority's disclosure and transparency rules. The transaction took place in the
UK
 and the shares are listed on the London Stock Exchange.

Yours faithfully,

M.R. Hatcher
Deputy Secretary

Secretary's Department
25 Gresham Street
London
EC2V 7HN
Direct line: 020-7356 2108
Network: 7-400 2108
Switchboard: 020-7626 1500
Facsimile: 020-7356 1038
Network Fax: 7-400 1038
email:
mike.hatcher@lloydstsb.co.uk
The
London
 Stock Exchange

RNS
10 Paternoster Square
London
 EC4M 7LS

    23rd July, 2008

Dear Sirs

Lloyds TSB Group plc
Not
ification of transaction

by person
 disch
arging managerial responsibilities

On 21st July, 2008, 45 shares were acquired by Equiniti Corporate Nominees Limited AESOP1 account at 338.375p per share for Mr. J.E. Daniels, under the Lloyds TSB Group Shareplan, as follows:

37 "partnership shares"; and

                                                                                                                                8 "matching shares".

The notification relates to a transaction notified to Lloyds TSB Group plc today
 by the company's registrar, which handles administrative arrangements relating to the Lloyds TSB Group Shareplan, in accordance with paragraph 3.1.4 (1)(a) of the Financial Services Authority's disclosure and transparency rules. The transaction took place in the
UK
 and the shares are listed on the London Stock Exchange.

Yours faithfully,

M.R. Hatcher
Deputy Secretary

Secretary's Department
25 Gresham Street
London
EC2V 7HN
Direct line: 020-7356 2108
Network: 7-400 2108
Switchboard: 020-7626 1500
Facsimile: 020-7356 1038
Network Fax: 7-400 1038
email:
mike.hatcher@lloydstsb.co.uk
The
London
 Stock Exchange

RNS
10 Paternoster Square
London
 EC4M 7LS

    23rd July, 2008

Dear Sirs

Lloyds TSB Group plc
Not
ification of transaction

by person
 disch
arging managerial responsibilities

On 21st July, 2008, 45 shares were acquired by Equiniti Corporate Nominees Limited AESOP1 account at 338.375p per share for Mr. A.G. Kane, under the Lloyds TSB Group Shareplan, as follows:

37 "partnership shares"; and

                                                                                                                                8 "matching shares".

The notification relates to a transaction notified to Lloyds TSB Group plc today
by the company's registrar, which handles administrative arrangements relating to the Lloyds TSB Group Shareplan, in accordance with paragraph 3.1.4 (1)(a) of the Financial Services Authority's disclosure and transparency rules. The transaction took place in the
UK
 and the shares are listed on the London Stock Exchange.

Yours faithfully,

M.R. Hatcher
Deputy Secretary

Secretary's Department
25 Gresham Street
London
EC2V 7HN
Direct line: 020-7356 2108
Network: 7-400 2108
Switchboard: 020-7626 1500
Facsimile: 020-7356 1038
Network Fax: 7-400 1038
email:
mike.hatcher@lloydstsb.co.uk
The
London
 Stock Exchange

RNS
10 Paternoster Square
London
 EC4M 7LS

    23rd July, 2008

Dear Sirs

Lloyds TSB Group plc
Not
ification of transaction

by person
 disch
arging managerial responsibilities

On 21st July, 2008, 45 shares were acquired by Equiniti Corporate Nominees Limited AESOP1 account at 338.375p per share for Mrs. A.S. Risley, under the Lloyds TSB Group Shareplan, as follows:

37 "partnership shares"; and

                                                                                                                                8 "matching shares".

The notification relates to a transaction notified to Lloyds TSB Group plc today
 by the company's registrar, which handles administrative arrangements relating to the Lloyds TSB Group Shareplan, in accordance with paragraph 3.1.4 (1)(a) of the Financial Services Authority's disclosure and transparency rules. The transaction took place in the
UK
 and the shares are listed on the London Stock Exchange.

Yours faithfully,

M.R. Hatcher
Deputy Secretary

Secretary's Department
25 Gresham Street
London
EC2V 7HN
Direct line: 020-7356 2108
Network: 7-400 2108
Switchboard: 020-7626 1500
Facsimile: 020-7356 1038
Network Fax: 7-400 1038
email:
mike.hatcher@lloydstsb.co.uk
The
London
 Stock Exchange

RNS
10 Paternoster Square
London
 EC4M 7LS

    23rd July, 2008

Dear Sirs

Lloyds TSB Group plc
Not
ification of transaction

by person
 disch
arging managerial responsibilities

On 21st July, 2008, 45 shares were acquired by Equiniti Corporate Nominees Limited AESOP1 account at 338.375p per share for Mrs. C.F. Sergeant, under the Lloyds TSB Group Shareplan, as follows:

37 "partnership shares"; and

                                                                                                                                8 "matching shares".

The notification relates to a transaction notified to Lloyds TSB Group plc today
 by the company's registrar, which handles administrative arrangements relating to the Lloyds TSB Group Shareplan, in accordance with paragraph 3.1.4 (1)(a) of the Financial Services Authority's disclosure and transparency rules. The transaction took place in the
UK
 and the shares are listed on the London Stock Exchange.

Yours faithfully,

M.R. Hatcher
Deputy Secretary

Secretary's Department
25 Gresham Street
London
EC2V 7HN
Direct line: 020-7356 2108
Network: 7-400 2108
Switchboard: 020-7626 1500
Facsimile: 020-7356 1038
Network Fax: 7-400 1038
email:
mike.hatcher@lloydstsb.co.uk
The
London
 Stock Exchange

RNS
10 Paternoster Square
London
 EC4M 7LS

    23rd July, 2008

Dear Sirs

Lloyds TSB Group plc
Not
ification of transaction

by person
 disch
arging managerial responsibilities

On 21st July, 2008, 45 shares were acquired by Equiniti Corporate Nominees Limited AESOP1 account at 338.375p per share for Mr. G.T. Tate, under the Lloyds TSB Group Shareplan, as follows:

37 "partnership shares"; and

                                                                                                                                8 "matching shares".

The notification relates to a transaction notified to Lloyds TSB Group plc today by the company's registrar, which handles administrative arrangements relating to the Lloyds TSB Group Shareplan, in accordance with paragraph 3.1.4 (1)(a) of the Financial Services Authority's disclosure and transparency rules. The transaction took place in the
UK
 and the shares are listed on the London Stock Exchange.

Yours faithfully,

M.R. Hatcher
Deputy Secretary

Secretary's Department
25 Gresham Street
London
EC2V 7HN
Direct line: 020-7356 2108
Network: 7-400 2108
Switchboard: 020-7626 1500
Facsimile: 020-7356 1038
Network Fax: 7-400 1038
email:
mike.hatcher@lloydstsb.co.uk
The
London
 Stock Exchange

RNS
10 Paternoster Square
London
 EC4M 7LS

    23rd July, 2008

Dear Sirs

Lloyds TSB Group plc
Not
ification of transaction

by person
 disch
arging managerial responsibilities

On 21st July, 2008, 45 shares were acquired by Equiniti Corporate Nominees Limited AESOP1 account at 338.375p per share for Mr. T.J.W. Tookey, under the Lloyds TSB Group Shareplan, as follows:

37 "partnership shares"; and

                                                                           8 "matching shares".

The notification relates to a transaction notified to Lloyds TSB Group plc today by the company's registrar, which handles administrative arrangements relating to the Lloyds TSB Group Shareplan, in accordance with paragraph 3.1.4 (1)(a) of the Financial Services Authority's disclosure and transparency rules. The transaction took place in the
UK
 and the shares are listed on the London Stock Exchange.

Yours faithfully,

M.R. Hatcher
Deputy Secretary

Secretary's Department
25 Gresham Street
London
EC2V 7HN
Direct line: 020-7356 2108
Network: 7-400 2108
Switchboard: 020-7626 1500
Facsimile: 020-7356 1038
Network Fax: 7-400 1038
email:
mike.hatcher@lloydstsb.co.uk
The
London
 Stock Exchange

RNS
10 Paternoster Square
London
 EC4M 7LS

    23rd July, 2008

Dear Sirs

Lloyds TSB Group plc
Not
ification of transaction

by person
 disch
arging managerial responsibilities

On 21st July, 2008, 45 shares were acquired by Equiniti Corporate Nominees Limited AESOP1 account at 338.375p per share for Mr. C.M. Wiscarson, under the Lloyds TSB Group Shareplan, as follows:

37 "partnership shares"; and

                                                                                                                                8 "matching shares".

The notification relates to a transaction notified to Lloyds TSB Group plc today
 by the company's registrar, which handles administrative arrangements relating to the Lloyds TSB Group Shareplan, in accordance with paragraph 3.1.4 (1)(a) of the Financial Services Authority's disclosure and transparency rules. The transaction took place in the
UK
 and the shares are listed on the London Stock Exchange.

Yours faithfully,

M.R. Hatcher
Deputy Secretary

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                                          LLOYDS TSB GROUP plc
                                                                                                (Registrant)

                                                                                                                               By:          M D Oliver

                                                                                                                               Name:     M D Oliver

                                                                                                                               Title:        Director of Investor Relations

Date:     23 July 2008